

Mail Stop 3720

February 2, 2017

Mr. Wei Wang
Chief Executive Officer
ChineseInvestors.com, Inc.
13791 East Rice Place, Suite #107
Aurora, CO 80015

> **Re:    ChineseInvestors.com, Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed September 13, 2016**
> **File No. 000-54207**

Dear Mr. Wang:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by amending your filing or by advising us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

Item 9A. Controls and Procedures
Management's Annual Report on Internal Control Over Financial Reporting, page 14

1.    Please revise to provide a report on your internal control over financial reporting at May 31, 2016 and provide reference to the 2013 COSO framework used.  Also, delete the management's report on internal control over financial reporting as of May 31, 2015 and 2014.  Refer to Item 308(a) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273, Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 - Telecommunications